Rule 424(b)(3) Registration No. 33-12557

                     METEOR INDUSTRIES, INC.

                     SUPPLEMENT TO PROSPECTUS
                        DATED JUNE 4, 1997

     The Company has discovered that its definitive prospectus dated June 4, 1997 contains discrepancies in the descriptions of the redemption terms of the Redeemable Common Stock Purchase Warrants (the "Redeemable Warrants"). The description of the Redeemable Warrants on the cover page of the Prospectus and under the caption "DESCRIPTION OF SECURITIES" should state that the Redeemable Warrants are redeemable by the Company at a redemption price of $.10 per Redeemable Warrant at any time commencing 90 days from June 4, 1997, on 30 days' prior written notice, provided that the market price of the Common Stock equals or exceeds $8.25 per share for 10 consecutive trading days ending within 10 days prior to the notice of redemption.

     Because the discrepancy may have caused some confusion as to the market price at which the Company's Common Stock must trade prior to calling the Redeemable Warrants for redemption, the Company has voluntarily agreed with the Underwriter not to call the Redeemable Warrants for redemption unless the market price of the Common Stock equals or exceeds $10.72 per share for at least 10 consecutive trading days ending within 10 days prior to the notice of redemption.

          THE DATE OF THIS SUPPLEMENT IS AUGUST 29, 1997